Hallador Energy Company

1660 Lincoln Street

Suite 2700

Denver, CO 80264-2701

(303) 839-5504 – office

Via EDGAR and E-mail

Corresondence Submission (non-public)

December 7, 2015

Mr. John Coleman, Mining Engineer

E-mail:  ColemanJ@sec.gov

Mr. Steve Lo, Accountant

E-mail:  LoS@seg.gov

Division of Corporation Finance

United States Securities and Exchange Commission

Re: Hallador Energy Company

Form 10-K for Fiscal Year Ended December 31, 2014

Filed March 6, 2015

File: No. 001-34743

Comment letter dated November 30, 2015 regarding (i) our coal reserves and related disclosures, (ii) liquidity and capital resources, and (iii) income taxes

Dear Messrs. Coleman and Lo:

Per my discussion with Mr. Coleman on December 3, 2015, we expect to provide you the requested information regarding our coal reserves and related disclosures on or before 3:30 p.m. Denver time, Friday, January 15, 2016.

Soon after receipt of the comment letter, I had a discussion with Mr. Lo with regard to the comments regarding liquidity and capital resources and income taxes.  We will also address those comments on or before 3:30 p.m. Denver time, Friday, January 15, 2016.

Closing Comments

In connection with our responses to your comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (303) 839-5504, extension 315 or via e-mail at wabishop@halladorenergy.com with any further questions.

Very truly yours,

/s/ W. ANDERSON BISHOP

W. Anderson Bishop, CFO